Exhibit 1

April 2012

2012 Outlook

Forward looking information

This presentation contains certain forward? looking statements and information relating to CEMEX, S.A.B. de C.V. and its subsidiaries (collectively, “CEMEX”) that are based on its knowledge of present facts, expectations and projections, circumstances and assumptions about future events. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from any future results, performance or achievements that may be expressed or implied by such forward? looking statements, including, among others, changes in general economic, political, governmental, and business conditions globally and in the countries in which CEMEX operates, CEMEX’s ability to comply with the terms and obligations of the financing agreement entered into with major creditors and other debt agreements, CEMEX’s ability to achieve anticipated cost savings, changes in interest rates, changes in inflation rates, changes in exchange rates, the cyclical activity of the construction sector generally, changes in cement demand and prices, CEMEX’s ability to benefit from government economic stimulus plans, changes in raw material and energy prices, changes in business strategy, changes in the prevailing regulatory framework, natural disasters and other unforeseen events and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Forward? looking statements are made as of the date hereof, and CEMEX does not intend, nor is it obligated, to update these forward? looking statements, whether as a result of new information, future events or otherwise.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

2012 guidance

?We expect consolidated volumes for cement to grow by 2% and, on a like? to? like basis for the ongoing operations, ready? mix volumes to grow by 5% and aggregates volumes to grow by 3%

?Cost of energy, on a per? ton? of? cement? produced basis, expected to decline by about 2%

?Total capital expenditures expected to be US$600 million, US$465 million in maintenance capex and US$135 million in strategic capex

?No major change expected in cash taxes, excluding the payment made in Mexico as filed in March 9, 2012

?We expect no significant difference in our 2012 working capital investments versus 2011, adjusting for foreign? exchange fluctuations

?No significant change expected in cost of debt, including perpetual and convertible notes

2012 Expected Outlook: Selected countries

Domestic gray cement Ready mix Aggregates

Volumes Volumes Volumes

Consolidated 2% 5% 3%

Mexico 4% 8% 7%

United States mid single digit growth1 mid single digit growth1 mid single digit growth1

Spain(29%)(28%)(32%)

UK 0%(3%)(4%)

France N/A 0% 0%

Germany(1%)(1%)(4%)

Poland 1%(2%) 3%

Colombia 8% 37% 46%

Egypt(8%) 13% 13%

Philippines 4% N/A N/A

1 On a like? to? like basis for the ongoing operations

4